June 17, 2005

By U.S. Mail and Facsimile [ (317) 890-8099 ]

Mr. Paul A. Will
  Chief Financial Officer
CELADON GROUP, INC.
One Celadon Drive
Indianapolis, Indiana  46235-4207

      Re:	Celadon Group, Inc.
      Form 10-K, as Amended, for the fiscal year ended June 30,
2004
      File No. 0-23192

Dear Mr. Will:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,


								David R. Humphrey
								Accounting Branch Chief